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FORM X-17 A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
415

SEC FILE NUMBER
8-69746

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/24/2016 AND ENDING 12/31/2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SPOKE FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W. Nationwide Blvd; Suite 250

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stewart Homler 614-372-6743

(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP

(Name - if individual, state last, first, middle name)

600 Superior Avenue East; Suite 900	Cleveland	OH	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Stewart Homler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spoke Financial, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

NOTARIAL SEAL STATE OF OHIO

April Popp
Notary Public, State of Ohio
My Commission Expires 11-02-2019

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

Spoke Financial, LLC
Columbus, Ohio

We have audited the accompanying statement of financial condition of Spoke Financial, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Spoke Financial, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP
Crowe Horwath LLP

Cleveland, Ohio
February 21, 2017

Spoke Financial, LLC

Statement of Financial Condition

December 31, 2016

Assets	
Cash	$ 221,446
CRD fund deposit	7,357
Prepaid expenses	602
Total Assets	**$ 229,405**
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 27,905
Total Liabilities	**27,905**
Member's Equity	**201,500**
Total Liabilities and Member's Equity	**$ 229,405**

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND OPERATIONS

Spoke Financial, LLC (a Delaware Corporation) (the "Company") was incorporated on February 24, 2016. The Company was approved by the Financial Industry Regulatory Authority (FINRA) on June 7, 2016 to conduct securities transactions.

The Company acts as a private placement agent for real estate investments syndications that are structured as direct participation programs. Generally, the Company will work with investment offerings that are structured and managed by one of its affiliates, Spoke Asset Management, LLC. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the Divisions of Securities in the states the Company is registered. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

The Company is a wholly owned subsidiary of Spoke Real Estate Capital Holding, LLC (the "Parent").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Use of Estimates</u>: The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

<u>Income Taxes</u>: The Company is a limited liability company and does not pay federal or state income taxes on its income. Accordingly, no provision or credit for federal or state income taxes is recorded in the financial statements.

The Company annually evaluates tax positions in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The standard prescribes recognition thresholds and measurement attributes for the financial statement recognition and measurement of tax position taken or expected to be taken in the tax return. This standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. All income tax return periods are currently open. As of December 31, 2016, management believes that no uncertain tax positions exist based on its most recent annual reviews.

NOTE 3 - CASH

The Company maintains its cash in one financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporations ("FDIC").

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1 (8:1 for the first twelve months of business). At December 31, 2016, the Company had net capital of $193,541, which was $188,541 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was .14 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (as amended) with the Parent, the Parent provides the services of certain of its employees and overhead services to the Company. There are no amounts due to Parent at December 31, 2016